Exhibit 1.01

Johnson & Johnson
Conflict Minerals Report
For the Calendar Year Ended December 31, 2024

Introduction

Johnson & Johnson is the parent company of various consolidated subsidiaries (together, the “Company”) engaged in the manufacture and sale of a broad range of Innovative Medicine and MedTech products in the healthcare field.

Pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD (together, the “Rule”), this Conflict Minerals Report describes, for the period from January 1, 2024 to December 31, 2024, the measures the Company has taken to conduct due diligence on the source and chain of custody of the conflict minerals contained in, and necessary to the functionality or production of, the products in its supply chain. Under the Rule, “conflict minerals” are defined as columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, and gold (or “3TG”).

Products and Supply Chain

All product lines manufactured or contracted to be manufactured by the Company were assessed to determine whether they potentially contain 3TG. Through the screening process, product teams determined, to the best of their knowledge, that the following product lines (the “in-scope products”) contain 3TG or have a high likelihood of containing 3TG: (i) in the Company’s Innovative Medicine segment, a small number of products that contain electronic components, including pharmaceutical diagnostics products; and (ii) in the MedTech segment, many categories of medical devices due to the presence of metal alloys and electronic components, including, but not limited to:
•orthopaedic, trauma and spine products;
•surgery and energy products;
•products to treat cardiovascular disease, including electrophysiology products; and
•vision surgical products.

The broad and complex range of in-scope products may contain necessary conflict minerals within the following components:
•Tantalum, used in capacitors and certain alloys;
•Tin, used in soldered components;
•Tungsten, used in coatings and certain alloys; and
•Gold, used in circuit boards and electronic components.

The Company’s supply chains are complex and fragmented. As a “downstream” company, the Company is many tiers removed in the minerals supply chain from smelters or refiners (“SORs”) that process the metals found in its final products, and there are many intervening third parties between the original sources of conflict minerals and the Company. The Company, therefore, must rely on its immediate suppliers, with which it has business relationships, to provide information regarding the sourcing of 3TG in the in-scope products. The Company’s immediate suppliers, in turn, typically are also downstream in the minerals supply chain and have similar challenges in achieving supply chain transparency.

In addition, because the Company manufactures and sells highly regulated healthcare products, its existing suppliers have gone through lengthy, rigorous, and multi-level regulatory and quality assessments and approvals. Therefore, it can be very difficult to switch to another supplier if an existing supplier is not responsive to the Company’s conflict minerals program.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG in materials, components and finished goods supplied to the Company, including the following steps:

•With the assistance of a third-party vendor (the “Vendor”) with expertise in supply chain due diligence, the Company engaged its 292 immediate, potential in-scope 3TG suppliers to collect information regarding the presence and sourcing of 3TG in its products. These suppliers were asked to complete and submit the Conflict Minerals Reporting Template v. 6.4 (“CMRT”). The CMRT is a standardized reporting survey form developed by the Responsible Minerals Initiative (“RMI”) that requests, among other things, information regarding country of origin of 3TG supplied to the Company and the SORs in the 3TG supply chain.

•The Company and Vendor - over many months - followed up with unresponsive suppliers to request a completed CMRT, including offering assistance and further information about the requirements of the Rule and the Company’s expectations.

•The Company received responses from 246 suppliers - 84% of all final in-scope suppliers. Ten of those suppliers responded but did not report for the full 2024 calendar year, provided an invalid version, or an incomplete response.

•The Vendor verified whether the metals processors identified by suppliers in their survey responses are actual SORs or recyclers of 3TG by comparing the alleged SOR names to RMI’s Standard Smelter List, resulting in a list of 371 SORs verified to exist.

•The Vendor researched and reviewed mine information for the verified SORs to determine, to the best of its knowledge, the country of origin of the minerals processed by those SORs. This information was also compared to the country of origin data available to the Company as a member of RMI.

Based on its RCOI, the Company has reason to believe that at least some of the 3TG contained in the in-scope products originated in the Democratic Republic of Congo (DRC) or an adjoining country (together, the “covered countries”), and not from recycled or scrap sources. Accordingly, the Company conducted due diligence on the source and chain of custody of these conflict minerals.

Due Diligence

The Company’s due diligence measures, described below, were designed to conform, in all material respects, with the internationally recognized due diligence framework set forth in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplements on 3T and gold. These measures took into account the OECD’s recommendations for companies in the downstream segments of the supply chain, which typically are several tiers removed from, and have no direct relationships with, SORs.

1. Company Management Systems

The Company has implemented a conflict minerals compliance program (the “Program”) with the following components:

Policy Statement

•The Company’s Position on Conflict Minerals, which can be found on the Johnson & Johnson website at: https://www.jnj.com/about-jnj/policies-and-positions/our-position-on-conflict-minerals, sets forth the expectation that the Company’s suppliers source materials from suppliers that also source responsibly, including from conformant mines in the covered countries.

Internal Team

•The Company has had a centralized governance team (the “Core Team”) to oversee the Program. The Core Team includes representation from Procurement and Legal. Procurement lead the execution of the annual Program in partnership with an external Vendor, and work with other functions at various stages, notably in preparation of the filing.

•The Company participates in industry groups, forums, and conferences focused on compliance with the Rule and responsible sourcing of conflict minerals.

Control Systems and Supply Chain Transparency

•The Company has engaged the Vendor to facilitate supplier engagement and assist the Company in collecting, analyzing, verifying, and storing supplier-provided data and performing due diligence for the Program. The Core Team assists where needed to escalate and clarify on aspects of the data collection.

•To further strengthen the Program and supply chain due diligence, the Company continues to be a member of RMI, a cross-industry organization that provides resources, tools and information to help companies source conformant minerals, including a list of confirmed SORs and RMI’s Responsible Minerals Assurance Process (the “RMAP”), which validates SORs as conformant based on independent third-party audits.

•The Core Team and the Vendor maintain electronic records of product and supply chain information collected through their due diligence activities. Documentation related to the annual supplier surveys is retained for at least five years.

Supplier Engagement

•In support of its Position on Conflict Minerals, the Company has incorporated conflict mineral provisions into the standard terms of its Supply Chain master supply agreement template. Because most supply contracts have multi-year terms, it will take multiple years to integrate these provisions into supplier contracts as new supplier relationships are formed and existing suppliers renew their contracts.

•The Company’s Responsibility Standards for Suppliers (https://www.jnj.com/partners/responsibility-standards-for-suppliers) also sets the expectations that suppliers conform with Johnson & Johnson’s Position on Conflict Minerals.

•To ensure suppliers understand its expectations, the Company has, through the Vendor, provided video and written training on conflict minerals and the CMRT. This training includes instructions on completing the form, and one-on-one email and phone discussions with supplier personnel, as needed.

Grievance Mechanism

•The Company has a dedicated conflict minerals electronic mailbox used for communications with suppliers. In addition, the Company has an independent, secure and confidential mechanism (www.ourcredointegrityline.com) for anyone to anonymously report conduct they know or believe is in violation of the Company’s policies, including any concerns related to the conflict minerals supply chain.

2. Risk Identification and Assessment

Although the Company requested information at a product level, a substantial majority of all supplier survey responses consisted of information at a company level - i.e., the supplier provided information about SORs in its supply chain generally, not just for the products or components supplied to the Company. Information in those surveys, therefore, may not be relevant to any of the Company’s products and may identify SORs that are not actually in the Company’s supply chain. Although the information provided in the product-level responses may be incomplete and has not been confirmed, the Company believes that there is a greater likelihood that the SORs listed in these responses are in the Company’s supply chain, compared to the SORs listed in company-level survey responses.

The Vendor attempted to match each verified SOR from the supplier survey responses to lists of conformant SORs (i.e., SORs validated or certified as conformant under internationally recognized programs such as the RMAP, the London Bullion Market Association Good Delivery program (LBMA) and the Responsible Jewellery Council Chain-of-Custody Certification program (RJC)). SORs classified as actively pursuing conformance under the RMAP also were identified.

To further assess the potential risk that 3TG in its supply chain could be associated with armed conflict, the Company focused on the verified SORs that are not conformant or actively seeking conformant status, and (a) are confirmed to source from countries with a high risk of supporting armed conflict, including the covered countries, or (b) whose country of origin sourcing is unknown.

The Vendor also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facility’s sourcing practices on behalf of its compliance partners. The Company was a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

3. Risk Response Strategy

Through its membership in RMI, the Company encourages and supports independent third-party audits of SORs’ supply chain due diligence practices. For any SOR that has not been validated through such an audit and which the Company determines to be of particular high risk - for example, because of reliable evidence of sourcing from covered countries - the Company (a) seeks to confirm from its relevant immediate suppliers whether 3TG processed by the SOR is in fact in its supply chain, and (b) places additional emphasis on advocating for the SOR to participate in a conformance assessment program such as the RMAP.

If the sourcing due diligence practices of a non-validated, high-risk SOR confirmed to be in the Company’s supply chain do not improve, the Company will work to develop corrective action, which may include encouraging its immediate suppliers to transition sourcing away from that SOR.

4. Audit of Due Diligence Practices of SORs

The Company supports internationally recognized assessment programs, such as the RMAP, that facilitate and confirm independent third-party audits of SORs’ supply chain due diligence practices.

5. Annual Reporting on Supply Chain Due Diligence

The Company reports annually on its supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the SEC.

Determinations

Based on the above-described due diligence efforts, the Company does not have conclusive information regarding the facilities used to process, or the country of origin of, the necessary conflict minerals in its products for the 2024 reporting period.

The Company’s efforts to determine the mine or location of origin of the necessary conflict minerals in its products with the greatest possible specificity consisted of the implementation of the Program and due diligence measures described above in this Conflict Minerals Report.

Risk Mitigation Steps

The Company believes that it will take time for the various supply chain and industry participants to institute programs and agreed processes to gather verifiable information on conflict minerals sourcing and chain of custody. Accordingly, the Company’s due diligence is an iterative process and progress is expected to be incremental over time. To work toward this progress:

•Seek to Improve Supplier Engagement. With the goal of increasing the response rate and quality of survey responses, including increasing the number of product-level survey responses, the Company plans to continue to reach out to suppliers, support education and training for suppliers, and integrate expectations regarding the Program into new supplier contracts and those coming up for renewal.

•Continue to Enhance and Refine Due Diligence Processes. Based on learnings from the 2024 supplier survey process, the Core Team plans to continue to work internally and with the Vendor to enhance its supplier survey and due diligence processes.

•Support Efforts to Encourage SOR Participation in RMAP. The Company expects to continue to participate as a member of RMI to support programs, such as the RMAP, that facilitate and validate independent third-party audits of SORs’ supply chain due diligence practices.